Filed Pursuant to Rule 253(g)(2)
File No. 024-11325
Arrived Homes, LLC

SUPPLEMENT NO. 1 DATED JULY 25, 2025
TO THE OFFERING CIRCULAR DATED JANUARY 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes, LLC (“we”, “our” or “us”), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value (“NAV”) Per Interest for each series as of July 25, 2025.

Net Asset Value as of July 25, 2025

As of July 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2025.

Series	NAV Per Interest
Lierly	$26.63
Soapstone	$24.33
Pecan	$19.35
Patrick	$17.49
Plumtree	$17.25
Chaparral	$18.28
Splash	$15.57
Tuscan	$16.78
Salem	$17.70
Malbec	$17.81
Pinot	$18.32
Luna	$13.56
Kingsley	$12.25
Shoreline	$10.56
Holloway	$13.10
Badminton	$13.42
Eastfair	$13.03
Mojave	$15.91
Wentworth	$15.76
Cupcake	$16.64
Basil	$14.70
Lallie	$7.10
Dewberry	$12.06
Spencer	$12.53
Summerset	$14.36
Roseberry	$12.63
Windsor	$11.56
Forest	$11.52
Meadow	$11.48
Collinston	$10.94
Saddlebred	$9.21
Odessa	$9.49
Lily	$8.67
Saturn	$11.45
Sugar	$11.82
Coatbridge	$10.55
Lennox	$12.94
Olive	$10.80
Dawson	$11.91
Ridge	$12.44
Bayside	$12.08
Elm	$15.92
River	$13.89
Amber	$11.70
Westchester	$10.56
Limestone	$10.00
Jupiter	$12.20
Weldon	$12.60
Holland	$12.17
Elevation	$8.05
Oly	$8.83
McLovin	$9.59
Matchingham	$11.85
Rooney	$10.42
Diablo	$9.44
KerriAnn	$9.08
Sigma	$11.20
Grant	$13.12
Bandelier	$11.45
Ensenada	$9.14
Davidson	$12.18
Vernon	$10.32
Murphy	$12.70
Dolittle	$12.23
Butter	$12.36
Ribbonwalk	$12.23
Scepter	$10.73
Delta	$5.13
Saint	$10.33
Lovejoy	$7.44
Emporia	$5.58
Wave	$4.95
Tuxford	$7.46
Greenhill	$11.08
Kawana	$10.21
Chelsea	$9.53
Terracotta	$8.70
Otoro	$4.83
Hollandaise	$10.16
Hadden	$10.24
Avebury	$9.63
Tulip	$8.89
Jack	$10.67
Bedford	$10.67
Louise	$10.24
Gardens	$9.84
Peanut	$10.97
100	$9.18
Grove	$9.70
Lanier	$10.47
Mammoth	$9.30
McGregor	$10.02
Point	$9.32
Roxy	$9.52
Wisteria	$11.15
Heron	$11.48
Stonebriar	$8.74
Heritage	$9.46
Magnolia	$8.00
Kirkwood	$8.96
Rosewood	$10.30
Apollo	$9.50
Baron	$8.38
Swift	$9.54
Wescott	$9.09
Wildwood	$11.75
Madison	$8.09
Abbington	$9.81
Burlington	$8.87
Lannister	$8.26
Nugget	$8.53
Pearl	$8.85
Hines	$10.01
Ritter	$9.46
101	$8.74
Jake	$8.57
Holcomb	$8.90
Latte	$10.28
Dunbar	$8.89
Lookout	$10.22
Reynolds	$8.87
Kennesaw	$9.92
Pioneer	$8.93
Bazzel	$9.99
June	$8.98
Johnny	$9.06
Osprey	$10.05
Riverwalk	$10.54
Collier	$10.79
Folly	$9.92
Dorchester	$9.70
Dogwood	$10.35
Walton	$10.12
Clover	$9.48
Dolly	$9.13
Kenny	$9.27
Creekside	$10.30
Willow	$10.07
Wilson	$10.39
Daisy	$10.75
Henry	$8.33
Sodalis	$9.00
Loretta	$9.54
Conway	$9.28
Belle	$8.29
Chitwood	$10.48
Spring	$9.79
Highland	$9.70
Wellington	$9.30
Braxton	$10.12
Reginald	$8.22
Camino	$9.69
Winston	$9.57
Inglewood	$10.07
Richardson	$10.88
Cumberland	$9.48
Bonneau	$10.27
Blossom	$10.31
Marcelo	$10.06
Taylor	$9.37
Aster	$10.32
Quincy	$9.05
Jill	$9.27
Marietta	$9.22
Mae	$10.37
Chester	$10.83
Shallowford	$9.34
Cypress	$8.84
Harrison	$10.51
Piedmont	$7.80
Kessler	$9.90
Creekwood	$9.43
Hansel	$8.37
Falcon	$13.85
Eagle	$13.73
Goose	$15.31
Gretal	$9.88
Mimosa	$10.60
Redondo	$10.73
Sundance	$9.69
Chickamauga	$10.36
Sequoyah	$9.69
Litton	$11.45
Brainerd	$11.51
Brooklyn	$9.17
Lurleen	$9.41
Regency	$12.63
Sunnyside	$10.56
Korin	$11.20
Dops	$10.68
Brennan	$9.11
Sajni	$10.75
Tuscarora	$11.22
Salinas	$10.86
Hansard	$11.08
Jefferson	$10.88
Marie	$12.03
Ella	$10.10
Cove	$9.85
Belvedere	$9.96
Avondale	$9.52
Martell	$9.86
Mycroft	$9.83
Longwoods	$9.81
Louis	$9.88
Fenwick	$9.86
Sims	$9.87
Osceola	$9.55
Augusta	$9.99
Cawley	$9.90
Bella	$9.99
Foster	$11.01
Franklin	$10.13
General	$10.06
Marion	$10.40
Marple	$9.62
Mary	$10.94
Onyx	$9.58
Palmer	$9.57
Porthos	$9.97
Simon	$10.24
Theodore	$10.18
Chinook	$9.64
Bergenia	$10.05
Felix	$9.80
Oscar	$9.90
Ellen	$9.83
Alvin	$11.47
Ballinger	$10.27
Briarwood	$10.00
Eastwood	$10.95
Abernant	$10.12
Calvin	$9.96
Fletcher	$10.25
Hargrave	$9.36
Hobbes	$9.81
Irene	$10.14
Peterson	$10.31
Richmond	$9.70
Winchester	$10.25

The following sets forth the calculation of each series’ NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$13,247	$6,213	$9,660	$13,623	$25,491	$5,154	$2,079
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	233	212	254	3,567	3,367
Deposits	5,586	6,262	8,439	3,942	1,749	3,799	2,981
Property and equipment, net	568,626	595,121	448,123	218,673	305,736	276,826	192,021
Total assets	$587,459	$607,596	$466,454	$236,450	$333,229	$289,347	$200,449

LIABILITIES
Current liabilities:
Accrued expenses	$5,154	$2,814	$2,469	$2,595	$2,691	$2,435	$1,453
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	22,968	29,059	18,729	3,031	4,529	5,885	4,057
Tenant deposits	2,995	3,095	2,845	1,745	2,545	1,950	1,345
Note payable, related party	-	17,900	-	-	-	6,900	20,000
Mortgage payables	-	-	-	-	-	198,850	133,368
Total Liabilities	$31,117	$52,868	$24,043	$7,371	$9,765	$216,019	$160,223

MEMBERS' EQUITY
Members' capital	580,787	624,713	457,624	236,429	318,099	110,024	70,298
Accumulated deficit	(24,445)	(69,985)	(15,212)	(7,349)	5,365	(36,697)	(30,072)
Total members' equity (deficit)	556,342	554,728	442,412	229,079	323,464	73,327	40,225
Total liabilities and members' equity (deficit)	$587,459	$607,596	$466,454	$236,450	$333,229	$289,347	$200,449

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	556,342	554,728	442,412	229,079	323,464	73,327	40,225
Net adjustments to fair value	78,116	70,943	96,080	46,397	105,048	93,946	45,203
TOTAL NET ASSETS	$634,458	$625,671	$538,492	$275,476	$428,513	$167,274	$85,428
NET ASSET VALUE PER INTEREST	$9.18	$8.74	$9.81	$10.12	$11.47	$11.70	$9.50

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	5,432	$21,410	$4,463	$9,509	$5,066	$6,797	$7,276
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,954	509	2,619	-	2,201	0	4,887
Deposits	3,908	4,021	4,624	3,885	4,960	4,551	3,746
Property and equipment, net	237,555	283,226	267,675	314,368	234,026	289,582	320,198
Total assets	$249,848	$309,166	$279,381	$327,761	$246,252	$300,930	$336,107

LIABILITIES
Current liabilities:
Accrued expenses	$1,391	$3,199	$1,391	$3,004	$1,484	$1,878	$1,532
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,536	4,673	5,804	5,356	4,247	4,242	6,713
Tenant deposits	2,245	1,995	1,795	1,995	2,195	2,320	2,245
Note payable, related party	9,700	-	5,400	-	17,300	-	-
Mortgage payables	124,493	-	200,974	-	172,040	-	242,652
Total Liabilities	$143,365	$9,867	$215,364	$10,355	$197,266	$8,440	$253,142

MEMBERS' EQUITY
Members' capital	148,122	301,320	93,625	334,698	77,201	303,788	117,823
Accumulated deficit	(41,639)	(2,021)	(29,607)	(17,292)	(28,215)	(11,297)	(34,858)
Total members' equity (deficit)	106,483	299,299	64,018	317,406	48,986	292,491	82,965
Total liabilities and members' equity (deficit)	$249,848	$309,166	$279,381	$327,761	$246,252	$300,930	$336,107

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	106,483	299,299	64,018	317,406	48,986	292,491	82,965
Net adjustments to fair value	71,715	52,276	55,976	53,110	95,492	69,492	85,881
TOTAL NET ASSETS	$178,198	$351,575	$119,994	$370,516	$144,478	$361,983	$168,846
NET ASSET VALUE PER INTEREST	$10.32	$9.99	$9.63	$9.52	$13.42	$10.27	$11.45

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$7,540	$7,249	$4,240	$6,174	$4,235	$7,938	$11,806
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	2,230	4,631	943	3,637	492	799
Deposits	2,237	4,098	4,837	4,313	5,246	3,751	4,791
Property and equipment, net	541,747	181,952	230,589	248,024	258,412	293,017	408,846
Total assets	$551,525	$195,529	$244,298	$259,454	$271,530	$305,198	$426,242

LIABILITIES
Current liabilities:
Accrued expenses	$3,122	$1,380	$1,962	$3,810	$1,737	$4,485	$3,946
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	21,638	3,881	4,694	9,503	4,613	8,513	8,743
Tenant deposits	3,345	1,595	2,619	1,845	2,295	1,945	2,649
Note payable, related party	-	9,700	10,000	21,700	13,300	-	23,600
Mortgage payables	-	129,834	163,657	-	194,592	-	-
Total Liabilities	$28,105	$146,390	$182,931	$36,858	$216,538	$14,944	$38,938

MEMBERS' EQUITY
Members' capital	546,690	62,009	85,206	249,005	90,397	313,189	429,419
Accumulated deficit	(23,270)	(12,870)	(23,839)	(26,410)	(35,404)	(22,934)	(42,114)
Total members' equity (deficit)	523,420	49,139	61,367	222,595	54,992	290,255	387,305
Total liabilities and members' equity (deficit)	$551,525	$195,529	$244,298	$259,454	$271,530	$305,198	$426,242

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	523,420	49,139	61,367	222,595	54,992	290,255	387,305
Net adjustments to fair value	21,185	89,807	87,106	67,084	75,368	72,054	26,751
TOTAL NET ASSETS	$544,605	$138,945	$148,472	$289,679	$130,361	$362,308	$414,056
NET ASSET VALUE PER INTEREST	$8.38	$14.70	$12.08	$9.99	$10.67	$9.99	$8.29

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$19,519	$16,567	$8,747	$7,702	$17,297	$8,481	$107
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	0	208	267	325	487	3,737
Deposits	4,485	3,170	3,391	4,961	4,924	3,223	5,309
Property and equipment, net	281,574	208,541	237,084	314,815	273,080	301,232	209,730
Total assets	$305,579	$228,277	$249,430	$327,745	$295,626	$313,423	$218,883

LIABILITIES
Current liabilities:
Accrued expenses	$2,860	$2,014	$4,078	$5,106	$3,105	$2,964	$1,749
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,083	3,518	5,237	7,076	6,194	6,474	3,885
Tenant deposits	2,295	1,845	1,845	2,295	2,595	2,045	1,545
Note payable, related party	-	-	7,400	7,000	-	10,700	35,200
Mortgage payables	-	-	-	-	143,188	-	154,001
Total Liabilities	$10,238	$7,377	$18,560	$21,477	$155,082	$22,183	$196,379

MEMBERS' EQUITY
Members' capital	289,932	218,057	251,918	327,587	148,784	308,540	84,906
Accumulated deficit	5,408	2,843	(21,049)	(21,318)	(8,240)	(17,300)	(62,402)
Total members' equity (deficit)	295,340	220,900	230,870	306,268	140,544	291,240	22,504
Total liabilities and members' equity (deficit)	$305,579	$228,277	$249,430	$327,745	$295,626	$313,423	$218,883

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	295,340	220,900	230,870	306,268	140,544	291,240	22,504
Net adjustments to fair value	52,920	39,334	83,415	93,196	81,746	92,043	74,077
TOTAL NET ASSETS	$348,261	$260,234	$314,284	$399,465	$222,290	$383,283	$96,581
NET ASSET VALUE PER INTEREST	$9.96	$10.05	$10.31	$10.27	$11.51	$10.12	$9.11

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$14,337	$4,053	$12,522	$6,504	$20,420	$9,172	$15,362
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	237	227	1,428	5,198	199	3	545
Deposits	3,652	1,471	6,897	9,507	3,130	2,979	4,261
Property and equipment, net	200,640	158,976	601,822	344,231	226,641	246,594	300,393
Total assets	$218,866	$164,726	$622,669	$365,440	$250,391	$258,748	$320,560

LIABILITIES
Current liabilities:
Accrued expenses	$2,433	$2,335	$4,245	$1,967	$3,454	$2,149	$3,289
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,027	3,319	34,229	6,808	3,361	5,357	5,119
Tenant deposits	1,995	1,249	3,195	2,795	1,795	1,595	2,195
Note payable, related party	-	13,100	-	24,200	-	-	-
Mortgage payables	-	81,962	-	260,022	-	-	-
Total Liabilities	$7,455	$101,965	$41,669	$295,793	$8,610	$9,101	$10,604

MEMBERS' EQUITY
Members' capital	215,647	94,432	611,626	114,293	240,149	252,446	310,439
Accumulated deficit	(4,235)	(31,672)	(30,625)	(44,646)	1,632	(2,799)	(483)
Total members' equity (deficit)	211,411	62,761	581,001	69,647	241,781	249,647	309,956
Total liabilities and members' equity (deficit)	$218,866	$164,726	$622,669	$365,440	$250,391	$258,748	$320,560

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	211,411	62,761	581,001	69,647	241,781	249,647	309,956
Net adjustments to fair value	42,350	44,934	59,793	125,910	40,221	48,907	57,123
TOTAL NET ASSETS	$253,761	$107,695	$640,794	$195,557	$282,002	$298,554	$367,080
NET ASSET VALUE PER INTEREST	$10.00	$9.17	$8.87	$12.36	$9.96	$9.69	$9.90

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$11,362	$9,297	$9,802	$16,421	$9,990	$11,674	$5,273
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	29	3,824	4,385	597	624	17	214
Deposits	3,320	4,837	6,242	6,025	4,170	5,306	403
Property and equipment, net	173,864	283,667	345,193	350,383	296,424	355,596	307,539
Total assets	$188,575	$301,625	$365,622	$373,425	$311,208	$372,593	$313,429

LIABILITIES
Current liabilities:
Accrued expenses	$5,934	$2,487	$1,361	$2,534	$3,291	$4,256	$2,924
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,695	6,006	7,871	7,152	4,751	8,010	16,657
Tenant deposits	1,695	1,895	3,943	3,693	1,995	2,795	-
Note payable, related party	-	-	-	-	5,200	-	-
Mortgage payables	103,371	213,382	181,927	-	-	-	-
Total Liabilities	$116,695	$223,770	$195,102	$13,379	$15,238	$15,060	$19,581

MEMBERS' EQUITY
Members' capital	71,882	96,468	206,186	354,439	311,407	360,212	310,409
Accumulated deficit	(2)	(18,613)	(35,666)	5,608	(15,436)	(2,679)	(16,561)
Total members' equity (deficit)	71,880	77,855	170,520	360,047	295,970	357,532	293,848
Total liabilities and members' equity (deficit)	$188,575	$301,625	$365,622	$373,425	$311,208	$372,593	$313,429

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	71,880	77,855	170,520	360,047	295,970	357,532	293,848
Net adjustments to fair value	119,705	52,687	97,904	86,087	51,944	104,492	64,960
TOTAL NET ASSETS	$191,585	$130,542	$268,425	$446,134	$347,914	$462,024	$358,809
NET ASSET VALUE PER INTEREST	$18.28	$9.53	$10.83	$10.36	$9.64	$10.48	$9.48

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$2,987	$7,148	$2,966	$8,697	$5,463	$13,085	$6,815
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	3,060	27	2,283	630	219	172	4,492
Deposits	4,086	4,685	7,420	7,117	10,348	4,139	5,701
Property and equipment, net	249,224	330,123	190,999	638,419	199,891	289,094	268,979
Total assets	$259,358	$341,984	$203,667	$654,863	$215,921	$306,489	$285,987

LIABILITIES
Current liabilities:
Accrued expenses	$1,734	$1,724	$1,500	$3,138	$2,772	$5,865	$1,344
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,434	16,448	9,749	16,072	3,223	6,617	5,646
Tenant deposits	3,143	2,445	1,595	3,645	1,695	2,395	1,795
Note payable, related party	25,400	-	29,400	11,800	24,700	-	-
Mortgage payables	173,322	-	134,943	-	-	-	141,429
Total Liabilities	$207,033	$20,617	$177,188	$34,655	$32,390	$14,877	$150,214

MEMBERS' EQUITY
Members' capital	95,883	328,325	82,386	663,345	218,887	284,377	163,940
Accumulated deficit	(43,558)	(6,959)	(55,907)	(43,137)	(35,356)	7,235	(28,168)
Total members' equity (deficit)	52,325	321,367	26,479	620,208	183,531	291,612	135,772
Total liabilities and members' equity (deficit)	$259,358	$341,984	$203,667	$654,863	$215,921	$306,489	$285,987

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	52,325	321,367	26,479	620,208	183,531	291,612	135,772
Net adjustments to fair value	85,827	107,834	85,251	100,186	58,982	75,786	47,219
TOTAL NET ASSETS	$138,152	$429,201	$111,730	$720,394	$242,513	$367,398	$182,992
NET ASSET VALUE PER INTEREST	$10.55	$10.79	$10.94	$9.28	$9.85	$10.30	$9.43

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$9,394	$8,543	$3,069	$7,149	$2,823	$3,394	$6,004
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	210	2,193	10,746	113	3,642	3,412	5,281
Deposits	3,918	3,270	5,527	4,151	3,418	3,992	6,711
Property and equipment, net	275,338	205,250	340,209	280,004	191,658	205,849	319,774
Total assets	$288,860	$219,256	$359,552	$291,417	$201,542	$216,647	$337,770

LIABILITIES
Current liabilities:
Accrued expenses	$2,279	$1,327	$1,971	$4,516	$1,658	$1,495	$2,312
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,570	5,441	10,783	6,726	6,342	4,024	15,165
Tenant deposits	2,145	1,595	2,395	1,695	1,495	1,745	2,195
Note payable, related party	-	-	-	-	14,600	23,900	95,700
Mortgage payables	-	150,204	179,253	-	145,369	144,327	224,621
Total Liabilities	$10,994	$158,567	$194,401	$12,937	$169,463	$175,490	$339,993

MEMBERS' EQUITY
Members' capital	281,203	62,733	203,308	282,880	70,689	80,190	118,650
Accumulated deficit	(3,338)	(2,044)	(38,158)	(4,400)	(38,611)	(39,033)	(120,873)
Total members' equity (deficit)	277,865	60,689	165,150	278,480	32,078	41,157	(2,223)
Total liabilities and members' equity (deficit)	$288,860	$219,256	$359,552	$291,417	$201,542	$216,647	$337,770

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	277,865	60,689	165,150	278,480	32,078	41,157	(2,223)
Net adjustments to fair value	46,518	118,328	52,248	94,474	80,490	89,415	76,606
TOTAL NET ASSETS	$324,383	$179,017	$217,399	$372,954	$112,569	$130,572	$74,383
NET ASSET VALUE PER INTEREST	$9.48	$16.64	$8.84	$10.75	$12.18	$11.91	$5.13

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$3,052	$4,459	$9,608	$5,164	$10,373	$9,301	$7,748
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,051	4,119	333	3,979	249	1,130	703
Deposits	5,712	5,165	2,579	5,238	7,309	4,929	(3,208)
Property and equipment, net	170,734	274,794	223,361	278,726	641,136	192,623	319,854
Total assets	$181,548	$288,536	$235,880	$293,106	$659,066	$207,982	$325,096

LIABILITIES
Current liabilities:
Accrued expenses	$1,440	$3,914	$1,883	$2,651	$2,899	$1,997	$5,851
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,660	6,293	9,180	9,244	19,032	4,992	16,759
Tenant deposits	1,695	2,145	1,750	2,295	3,995	1,495	2,195
Note payable, related party	18,500	28,300	-	6,300	-	-	7,000
Mortgage payables	119,524	205,854	-	205,540	-	-	-
Total Liabilities	$148,820	$246,506	$12,813	$226,030	$25,927	$8,484	$31,806

MEMBERS' EQUITY
Members' capital	68,056	97,354	226,988	97,842	670,640	198,908	339,619
Accumulated deficit	(35,328)	(55,323)	(3,921)	(30,766)	(37,501)	590	(46,329)
Total members' equity (deficit)	32,728	42,030	223,067	67,076	633,139	199,498	293,290
Total liabilities and members' equity (deficit)	$181,548	$288,536	$235,880	$293,106	$659,066	$207,982	$325,096

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	32,728	42,030	223,067	67,076	633,139	199,498	293,290
Net adjustments to fair value	77,792	79,697	64,459	96,477	84,792	57,460	95,122
TOTAL NET ASSETS	$110,519	$121,727	$287,526	$163,552	$717,932	$256,958	$388,412
NET ASSET VALUE PER INTEREST	$12.06	$9.44	$10.35	$12.23	$9.13	$10.68	$9.70

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$-	$11,827	$3,332	$11,745	$2,334	$5,451	$21,046
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	3,844	4,852	245	2,900	193	350
Deposits	638	4,475	4,193	4,846	7,984	3,515	4,374
Property and equipment, net	315,375	257,858	193,170	306,485	248,251	246,889	237,687
Total assets	$316,014	$278,004	$205,548	$323,320	$261,469	$256,048	$263,458

LIABILITIES
Current liabilities:
Accrued expenses	$2,538	$1,544	$1,453	$2,552	$1,979	$2,235	$3,867
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	27,413	5,941	8,249	4,578	10,135	5,048	3,955
Tenant deposits	-	1,995	1,949	2,395	1,895	1,995	2,693
Note payable, related party	41,000	-	17,500	-	55,100	-	-
Mortgage payables	-	131,866	148,050	-	170,475	-	-
Total Liabilities	$70,951	$141,346	$177,201	$9,524	$239,583	$9,277	$10,515

MEMBERS' EQUITY
Members' capital	322,376	142,310	59,630	332,328	100,795	259,009	253,794
Accumulated deficit	(77,314)	(5,652)	(31,284)	(18,533)	(78,909)	(12,238)	(852)
Total members' equity (deficit)	245,062	136,658	28,347	313,796	21,886	246,771	252,943
Total liabilities and members' equity (deficit)	$316,014	$278,004	$205,548	$323,320	$261,469	$256,048	$263,458

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	245,062	136,658	28,347	313,796	21,886	246,771	252,943
Net adjustments to fair value	81,209	116,547	81,903	96,503	79,186	62,819	39,112
TOTAL NET ASSETS	$326,271	$253,204	$110,250	$410,299	$101,072	$309,590	$292,055
NET ASSET VALUE PER INTEREST	$8.89	$13.73	$13.03	$10.95	$8.05	$10.10	$9.83

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$3,913	$65	$8,054	$8,775	$8,989	$12,338	$19,091
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	3,524	4,585	6,528	3,939	334	518	0
Deposits	4,826	192	6,751	4,478	3,869	3,712	3,037
Property and equipment, net	149,176	323,000	513,440	258,524	241,704	286,346	168,427
Total assets	$161,439	$327,842	$534,773	$275,716	$254,896	$302,914	$190,555

LIABILITIES
Current liabilities:
Accrued expenses	$1,403	$1,850	$(1,323)	$2,543	$2,583	$3,000	$1,816
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,840	19,469	15,619	5,749	3,990	4,615	2,735
Tenant deposits	1,495	-	3,195	2,345	2,393	1,850	1,395
Note payable, related party	12,400	15,700	10,700	-	-	-	-
Mortgage payables	105,890	242,700	388,751	131,857	-	-	-
Total Liabilities	$125,028	$279,719	$416,942	$142,494	$8,965	$9,465	$5,947

MEMBERS' EQUITY
Members' capital	58,033	118,276	182,824	143,520	249,522	305,032	181,987
Accumulated deficit	(21,622)	(70,153)	(64,994)	(10,298)	(3,591)	(11,583)	2,622
Total members' equity (deficit)	36,411	48,123	117,831	133,222	245,931	293,449	184,609
Total liabilities and members' equity (deficit)	$161,439	$327,842	$534,773	$275,716	$254,896	$302,914	$190,555

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	36,411	48,123	117,831	133,222	245,931	293,449	184,609
Net adjustments to fair value	94,261	36,982	93,522	121,282	44,066	56,628	36,242
TOTAL NET ASSETS	$130,672	$85,105	$211,353	$254,504	$289,997	$350,077	$220,851
NET ASSET VALUE PER INTEREST	$15.92	$5.58	$9.14	$13.85	$9.80	$9.86	$10.25

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$6,225	$7,185	$18,670	$13,135	$4,588	$11,825	$8,735
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	556	4,897	0	523	2,022	467	3,850
Deposits	4,529	16,222	4,636	4,601	4,930	5,241	3,779
Property and equipment, net	293,592	323,923	299,333	289,222	207,566	302,498	240,302
Total assets	$304,901	$352,227	$322,639	$307,481	$219,106	$320,031	$256,666

LIABILITIES
Current liabilities:
Accrued expenses	$4,576	$1,976	$2,146	$7,592	$1,404	$4,365	$1,438
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,687	6,749	5,141	8,001	4,615	5,095	5,310
Tenant deposits	2,695	2,445	2,349	2,595	1,595	2,495	1,895
Note payable, related party	6,600	60,400	-	-	11,000	-	-
Mortgage payables	-	225,364	-	-	134,914	-	122,784
Total Liabilities	$26,558	$296,934	$9,636	$18,188	$153,528	$11,955	$131,428

MEMBERS' EQUITY
Members' capital	305,634	132,919	309,470	305,408	84,208	316,945	132,189
Accumulated deficit	(27,290)	(77,626)	3,534	(16,115)	(18,629)	(8,869)	(6,951)
Total members' equity (deficit)	278,344	55,293	313,004	289,293	65,578	308,076	125,239
Total liabilities and members' equity (deficit)	$304,901	$352,227	$322,639	$307,481	$219,106	$320,031	$256,666

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	278,344	55,293	313,004	289,293	65,578	308,076	125,239
Net adjustments to fair value	80,850	131,607	98,128	70,384	47,484	68,531	138,844
TOTAL NET ASSETS	$359,194	$186,900	$411,131	$359,677	$113,062	$376,607	$264,082
NET ASSET VALUE PER INTEREST	$9.92	$11.52	$11.01	$10.13	$9.84	$10.06	$15.31

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$7,157	$5,796	$14,893	$3,645	$3,675	$14,387	$6,412
Other receivables	-	-	-	(151)	-	-	-
Prepaid expenses	5,237	4,718	197	3,217	3,459	100	5,961
Deposits	5,479	5,946	4,055	3,577	3,719	6,811	5,275
Property and equipment, net	342,417	299,709	421,743	213,947	202,274	285,577	378,322
Total assets	$360,290	$316,169	$440,888	$224,235	$213,128	$306,875	$395,971

LIABILITIES
Current liabilities:
Accrued expenses	$1,383	$1,624	$2,205	$1,430	$1,316	$2,441	$1,597
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,978	10,295	8,697	6,503	5,237	5,989	12,664
Tenant deposits	-	3,119	2,395	1,869	1,645	4,840	3,003
Note payable, related party	-	-	-	11,100	-	-	16,200
Mortgage payables	256,629	225,599	-	155,772	141,877	-	197,644
Total Liabilities	$264,990	$240,638	$13,297	$176,674	$150,074	$13,270	$231,108

MEMBERS' EQUITY
Members' capital	120,587	96,595	441,291	81,372	80,789	290,607	224,505
Accumulated deficit	(25,287)	(21,064)	(13,700)	(33,811)	(17,735)	2,998	(59,642)
Total members' equity (deficit)	95,300	75,531	427,591	47,561	63,054	293,605	164,863
Total liabilities and members' equity (deficit)	$360,290	$316,169	$440,888	$224,235	$213,128	$306,875	$395,971

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	95,300	75,531	427,591	47,561	63,054	293,605	164,863
Net adjustments to fair value	117,044	75,740	89,185	51,360	48,663	96,733	58,724
TOTAL NET ASSETS	$212,345	$151,271	$516,776	$98,921	$111,717	$390,338	$223,587
NET ASSET VALUE PER INTEREST	$13.12	$11.08	$9.88	$9.70	$10.24	$11.08	$8.37

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$10,490	$14,179	$10,127	$7,927	$5,877	$116	$5,591
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	199	5,273	63	5,000	3,844	-	-
Deposits	(599)	5,754	1,398	4,569	5,110	1,659	3,436
Property and equipment, net	224,279	426,639	400,017	271,461	267,737	266,743	242,444
Total assets	$234,370	$451,845	$411,604	$288,957	$282,568	$268,518	$251,472

LIABILITIES
Current liabilities:
Accrued expenses	$3,651	$2,959	$5,885	$1,472	$2,474	$3,222	$2,161
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,309	9,775	8,081	5,686	7,716	7,901	15,670
Tenant deposits	3,190	3,045	2,395	1,995	2,369	-	1,845
Note payable, related party	-	-	49,500	19,300	7,100	-	-
Mortgage payables	-	225,126	-	200,961	198,874	-	-
Total Liabilities	$10,150	$240,905	$65,860	$229,415	$218,533	$11,123	$19,676

MEMBERS' EQUITY
Members' capital	247,494	242,967	412,269	98,945	99,250	272,280	249,123
Accumulated deficit	(23,274)	(32,027)	(66,525)	(39,403)	(35,215)	(14,885)	(17,327)
Total members' equity (deficit)	224,220	210,939	345,744	59,542	64,035	257,396	231,795
Total liabilities and members' equity (deficit)	$234,370	$451,845	$411,604	$288,957	$282,568	$268,518	$251,472

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	224,220	210,939	345,744	59,542	64,035	257,396	231,795
Net adjustments to fair value	37,907	104,564	45,852	58,642	81,789	54,798	62,913
TOTAL NET ASSETS	$262,126	$315,504	$391,596	$118,184	$145,825	$312,194	$294,709
NET ASSET VALUE PER INTEREST	$9.36	$10.51	$8.33	$9.46	$11.48	$9.70	$10.01

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$9,976	$15,760	$3,157	$5,171	$5,618	$8,661	$17,304
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	199	0	3,560	4,888	3,551	1,033	211
Deposits	4,142	620	4,528	11,238	4,621	6,406	2,752
Property and equipment, net	224,573	329,201	191,173	336,891	305,354	633,098	168,427
Total assets	$238,891	$345,581	$202,417	$358,187	$319,144	$649,197	$188,694

LIABILITIES
Current liabilities:
Accrued expenses	$3,408	$4,582	$1,316	$1,446	$1,467	$3,119	$2,280
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,172	13,393	7,836	10,187	5,428	12,934	2,654
Tenant deposits	2,393	2,095	2,168	1,895	3,119	3,445	1,395
Note payable, related party	-	-	-	13,200	9,900	-	-
Mortgage payables	-	-	145,374	253,123	218,435	-	-
Total Liabilities	$8,972	$20,070	$156,694	$279,851	$238,348	$19,498	$6,330

MEMBERS' EQUITY
Members' capital	245,317	340,876	80,491	133,716	115,171	666,453	180,641
Accumulated deficit	(15,398)	(15,365)	(34,768)	(55,379)	(34,375)	(36,754)	1,724
Total members' equity (deficit)	229,919	325,511	45,724	78,337	80,796	629,699	182,365
Total liabilities and members' equity (deficit)	$238,891	$345,581	$202,417	$358,187	$319,144	$649,197	$188,694

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	229,919	325,511	45,724	78,337	80,796	629,699	182,365
Net adjustments to fair value	45,046	38,395	77,316	88,352	112,446	153,604	36,070
TOTAL NET ASSETS	$274,965	$363,906	$123,040	$166,689	$193,242	$783,302	$218,435
NET ASSET VALUE PER INTEREST	$9.81	$8.90	$12.17	$10.16	$13.10	$10.07	$10.14

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$5,244	$11,135	$16,236	$7,805	$15,305	$5,908	$7,875
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	5,500	380	873	7,287	177	178	2,629
Deposits	5,222	9,361	4,624	4,435	6,094	5,489	3,466
Property and equipment, net	386,242	546,276	258,568	373,669	544,488	544,488	190,995
Total assets	$402,208	$567,153	$280,301	$393,195	$566,064	$556,063	$204,965

LIABILITIES
Current liabilities:
Accrued expenses	$1,430	$4,882	$2,068	$1,363	$2,873	$7,250	$1,360
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,321	29,482	5,441	7,830	25,376	23,285	4,791
Tenant deposits	3,143	2,995	2,595	2,195	2,995	2,945	1,550
Note payable, related party	9,600	14,800	-	-	19,200	9,300	6,900
Mortgage payables	287,015	-	-	196,968	-	-	138,171
Total Liabilities	$315,508	$52,159	$10,104	$208,356	$50,444	$42,780	$152,772

MEMBERS' EQUITY
Members' capital	143,375	573,569	261,060	217,660	564,310	573,321	79,686
Accumulated deficit	(56,675)	(58,575)	9,138	(32,821)	(48,690)	(60,038)	(27,493)
Total members' equity (deficit)	86,700	514,994	270,198	184,840	515,620	513,283	52,193
Total liabilities and members' equity (deficit)	$402,208	$567,153	$280,301	$393,195	$566,064	$556,063	$204,965

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	86,700	514,994	270,198	184,840	515,620	513,283	52,193
Net adjustments to fair value	109,054	55,975	77,163	63,639	83,883	82,673	75,975
TOTAL NET ASSETS	$195,755	$570,970	$347,361	$248,478	$599,503	$595,955	$128,168
NET ASSET VALUE PER INTEREST	$10.67	$8.57	$10.88	$9.27	$9.06	$8.98	$12.20

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$9,930	$11,048	$10,240	$1,204	$3,547	$5,729	$218
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	3,842	288	249	3,340	2,900	82	4,518
Deposits	4,732	6,250	6,913	6,382	2,355	6,210	2,137
Property and equipment, net	253,644	394,934	641,136	309,132	242,831	283,218	247,992
Total assets	$272,149	$412,521	$658,537	$320,058	$251,633	$295,239	$254,866

LIABILITIES
Current liabilities:
Accrued expenses	$1,381	$3,425	$3,039	$1,723	$1,433	$1,733	$2,336
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,782	15,431	17,655	9,952	11,384	5,632	7,964
Tenant deposits	2,543	2,595	3,345	1,995	1,595	2,869	2,393
Note payable, related party	-	-	-	23,600	6,300	15,600	9,700
Mortgage payables	190,544	-	-	235,678	125,484	212,487	180,103
Total Liabilities	$200,249	$21,450	$24,039	$272,948	$146,196	$238,320	$202,496

MEMBERS' EQUITY
Members' capital	88,313	409,432	676,505	116,602	147,617	96,270	86,877
Accumulated deficit	(16,414)	(18,361)	(42,007)	(69,492)	(42,179)	(39,352)	(34,506)
Total members' equity (deficit)	71,900	391,071	634,498	47,110	105,437	56,919	52,370
Total liabilities and members' equity (deficit)	$272,149	$412,521	$658,537	$320,058	$251,633	$295,239	$254,866

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	71,900	391,071	634,498	47,110	105,437	56,919	52,370
Net adjustments to fair value	57,674	89,603	92,229	83,208	63,443	97,655	49,354
TOTAL NET ASSETS	$129,573	$480,674	$726,727	$130,318	$168,880	$154,574	$101,724
NET ASSET VALUE PER INTEREST	$10.21	$9.92	$9.27	$9.08	$9.90	$12.25	$8.96

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$17,547	$510	$3,032	$2,072	$8,174	$3,861	$14,693
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	3,782	5,744	4,752	289	1,941	35
Deposits	3,823	580	4,825	2,954	5,612	4,017	3,310
Property and equipment, net	261,495	340,400	353,127	164,963	339,068	194,703	189,428
Total assets	$282,865	$345,272	$366,727	$174,740	$353,143	$204,522	$207,465

LIABILITIES
Current liabilities:
Accrued expenses	$6,174	$2,105	$1,439	$1,438	$3,594	$1,386	$6,737
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,298	17,438	6,419	4,834	22,438	2,662	5,353
Tenant deposits	1,995	-	2,195	1,395	2,195	1,795	1,750
Note payable, related party	-	57,200	11,800	18,700	-	9,700	-
Mortgage payables	-	237,765	261,451	112,746	-	137,883	129,962
Total Liabilities	$13,468	$314,509	$283,304	$139,113	$28,227	$153,426	$143,803

MEMBERS' EQUITY
Members' capital	262,085	121,831	128,440	75,703	347,300	72,507	60,506
Accumulated deficit	7,313	(91,068)	(45,017)	(40,076)	(22,384)	(21,411)	3,156
Total members' equity (deficit)	269,398	30,763	83,423	35,627	324,916	51,096	63,663
Total liabilities and members' equity (deficit)	$282,865	$345,272	$366,727	$174,740	$353,143	$204,522	$207,465

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	269,398	30,763	83,423	35,627	324,916	51,096	63,663
Net adjustments to fair value	93,790	81,733	89,309	42,514	97,813	85,934	188,116
TOTAL NET ASSETS	$363,188	$112,496	$172,731	$78,142	$422,729	$137,029	$251,778
NET ASSET VALUE PER INTEREST	$11.20	$7.10	$10.47	$8.26	$10.28	$12.94	$26.63

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$4,959	$5,237	$12,807	$11,030	$11,238	$7,345	$18,321
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	8,579	3,100	223	0	104	630	562
Deposits	3,370	4,385	4,619	3,822	3,081	9,336	5,819
Property and equipment, net	483,314	264,256	301,386	257,278	320,048	638,060	257,198
Total assets	$500,221	$276,978	$319,034	$272,130	$334,472	$655,370	$281,900

LIABILITIES
Current liabilities:
Accrued expenses	$168	$1,710	$2,542	$3,768	$1,894	$3,066	$2,882
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,363	5,860	6,630	4,501	12,511	17,327	4,259
Tenant deposits	2,395	2,095	2,545	1,995	2,245	6,390	1,895
Note payable, related party	64,000	21,400	-	-	-	-	-
Mortgage payables	308,791	201,005	158,000	-	-	-	-
Total Liabilities	$385,718	$232,070	$169,717	$10,265	$16,650	$26,783	$9,036

MEMBERS' EQUITY
Members' capital	206,882	105,509	167,944	272,353	321,307	653,696	271,638
Accumulated deficit	(92,378)	(60,601)	(18,627)	(10,488)	(3,485)	(25,109)	1,225
Total members' equity (deficit)	114,504	44,908	149,317	261,865	317,822	628,587	272,863
Total liabilities and members' equity (deficit)	$500,221	$276,978	$319,034	$272,130	$334,472	$655,370	$281,900

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	114,504	44,908	149,317	261,865	317,822	628,587	272,863
Net adjustments to fair value	93,926	92,213	95,691	53,277	76,287	97,410	47,395
TOTAL NET ASSETS	$208,430	$137,121	$245,008	$315,142	$394,109	$725,997	$320,258
NET ASSET VALUE PER INTEREST	$8.67	$10.00	$11.45	$9.81	$10.22	$9.54	$9.88

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$6,041	$4,856	$4,003	$31	$6,352	$7,227	$6,065
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	4,172	4,013	1,848	216	2,589	397	3,113
Deposits	4,386	2,648	4,098	(355)	4,910	7,067	5,104
Property and equipment, net	254,491	270,970	193,170	211,934	190,866	329,126	235,164
Total assets	$269,089	$282,487	$203,119	$211,827	$204,718	$343,817	$249,446

LIABILITIES
Current liabilities:
Accrued expenses	$1,351	$1,610	$1,900	$3,213	$1,428	$4,600	$1,485
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,606	5,888	3,639	3,970	5,314	6,709	5,123
Tenant deposits	1,895	1,995	1,895	-	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	7,100	15,900	-	23,800
Mortgage payables	180,108	203,066	148,050	108,579	99,980	-	171,187
Total Liabilities	$190,960	$224,859	$173,284	$122,863	$124,795	$15,500	$204,885

MEMBERS' EQUITY
Members' capital	94,669	93,554	61,633	121,895	113,984	335,785	88,528
Accumulated deficit	(16,540)	(35,925)	(31,798)	(32,930)	(34,061)	(7,467)	(43,967)
Total members' equity (deficit)	78,129	57,628	29,835	88,964	79,922	328,318	44,562
Total liabilities and members' equity (deficit)	$269,089	$282,487	$203,119	$211,827	$204,718	$343,817	$249,446

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	78,129	57,628	29,835	88,964	79,922	328,318	44,562
Net adjustments to fair value	57,397	37,363	91,907	55,706	30,236	89,338	44,410
TOTAL NET ASSETS	$135,526	$94,992	$121,742	$144,671	$110,158	$417,656	$88,972
NET ASSET VALUE PER INTEREST	$10.24	$7.44	$13.56	$9.41	$8.09	$10.37	$8.00

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$6,171	$4,293	$9,593	$19,243	$2,954	$7,311	$4,376
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,814	5,569	-	105	4,238	1,169	0
Deposits	4,520	4,985	3,613	5,279	4,479	3,866	3,193
Property and equipment, net	286,001	314,714	265,310	300,952	281,924	250,927	167,624
Total assets	$299,507	$329,561	$278,516	$325,580	$293,595	$263,272	$175,192

LIABILITIES
Current liabilities:
Accrued expenses	$1,355	$1,648	$2,580	$1,811	$1,479	$3,121	$1,874
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,054	9,069	5,784	6,252	5,959	4,075	3,089
Tenant deposits	2,295	2,095	1,945	2,745	2,195	2,295	1,943
Note payable, related party	-	44,300	-	-	18,900	5,800	-
Mortgage payables	205,090	235,733	-	-	148,657	-	-
Total Liabilities	$218,794	$292,844	$10,309	$10,808	$177,190	$15,292	$6,906

MEMBERS' EQUITY
Members' capital	95,598	118,575	275,163	298,399	170,613	264,534	184,860
Accumulated deficit	(14,886)	(81,858)	(6,956)	16,373	(54,208)	(16,553)	(16,573)
Total members' equity (deficit)	80,712	36,717	268,207	314,771	116,405	247,980	168,286
Total liabilities and members' equity (deficit)	$299,507	$329,561	$278,516	$325,580	$293,595	$263,272	$175,192

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	80,712	36,717	268,207	314,771	116,405	247,980	168,286
Net adjustments to fair value	164,599	99,442	71,652	130,679	69,409	68,400	36,471
TOTAL NET ASSETS	$245,311	$136,159	$339,859	$445,451	$185,814	$316,380	$204,758
NET ASSET VALUE PER INTEREST	$17.81	$9.30	$10.06	$12.03	$9.22	$10.40	$9.62

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$7,074	$15,376	$6,313	$4,595	$3,467	$4,576	$5,431
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	481	2,279	0	6,835	3,696	81
Deposits	3,748	3,944	245	4,151	6,063	2,945	4,719
Property and equipment, net	248,269	259,396	191,590	278,213	494,449	290,209	198,457
Total assets	$259,091	$279,197	$200,426	$286,959	$510,814	$301,425	$208,688

LIABILITIES
Current liabilities:
Accrued expenses	$2,907	$1,863	$1,822	$3,765	$(1,771)	$1,481	$2,405
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,403	4,688	5,278	12,613	14,385	9,066	7,467
Tenant deposits	1,945	2,095	1,795	1,895	3,495	-	1,495
Note payable, related party	6,200	-	-	-	14,300	-	-
Mortgage payables	-	-	144,737	-	364,393	212,827	106,246
Total Liabilities	$15,454	$8,646	$153,631	$18,273	$394,802	$223,374	$117,613

MEMBERS' EQUITY
Members' capital	267,627	265,516	59,643	280,534	162,039	124,166	115,098
Accumulated deficit	(23,991)	5,035	(12,849)	(11,847)	(46,027)	(46,115)	(24,023)
Total members' equity (deficit)	243,637	270,551	46,794	268,686	116,012	78,051	91,076
Total liabilities and members' equity (deficit)	$259,091	$279,197	$200,426	$286,959	$510,814	$301,425	$208,688

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	243,637	270,551	46,794	268,686	116,012	78,051	91,076
Net adjustments to fair value	61,728	76,870	64,856	76,658	94,572	98,201	67,775
TOTAL NET ASSETS	$305,364	$347,421	$111,650	$345,345	$210,584	$176,252	$158,851
NET ASSET VALUE PER INTEREST	$9.86	$10.94	$11.85	$10.02	$9.59	$11.48	$10.60

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$4,418	$4,210	$14,133	$5,874	$7,759	$3,659	$9,628
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,141	3,849	0	-	6,984	3,279	6,482
Deposits	3,398	4,365	1,956	6,170	6,276	7,022	5,941
Property and equipment, net	218,527	269,714	171,421	519,309	483,243	210,412	484,793
Total assets	$228,484	$282,139	$187,510	$531,353	$504,263	$224,372	$506,844

LIABILITIES
Current liabilities:
Accrued expenses	$1,330	$2,754	$2,006	$6,441	$(1,394)	$1,551	$(937)
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	11,241	9,008	3,332	21,960	14,163	5,821	9,320
Tenant deposits	2,195	1,995	1,645	3,295	3,395	1,895	2,995
Note payable, related party	-	-	-	-	35,100	19,000	6,000
Mortgage payables	160,298	205,232	-	-	371,376	124,352	365,095
Total Liabilities	$175,063	$218,989	$6,983	$31,696	$422,640	$152,619	$382,473

MEMBERS' EQUITY
Members' capital	63,344	93,146	178,244	521,347	176,914	106,462	163,750
Accumulated deficit	(9,923)	(29,996)	2,282	(21,690)	(95,291)	(34,709)	(39,379)
Total members' equity (deficit)	53,421	63,150	180,527	499,657	81,623	71,753	124,371
Total liabilities and members' equity (deficit)	$228,484	$282,139	$187,510	$531,353	$504,263	$224,372	$506,844

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	53,421	63,150	180,527	499,657	81,623	71,753	124,371
Net adjustments to fair value	111,695	102,502	32,734	32,519	125,857	75,722	68,558
TOTAL NET ASSETS	$165,115	$165,652	$213,260	$532,175	$207,480	$147,475	$192,929
NET ASSET VALUE PER INTEREST	$15.91	$12.70	$9.83	$8.53	$9.49	$10.80	$8.83

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$8,701	$9,032	$7,179	$7,591	$1,876	$8,160	$7,624
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	752	2,196	362	4,383	509	55
Deposits	2,595	(40)	490	2,688	11,273	3,746	3,120
Property and equipment, net	320,374	243,064	267,599	327,677	367,074	283,449	189,627
Total assets	$331,670	$252,808	$277,463	$338,318	$384,606	$295,864	$200,427

LIABILITIES
Current liabilities:
Accrued expenses	$3,084	$2,585	$5,531	$5,286	$1,893	$3,105	$5,684
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,830	6,221	4,206	13,665	20,030	7,212	8,136
Tenant deposits	2,295	-	-	2,295	2,319	1,895	1,595
Note payable, related party	-	-	7,000	-	78,700	-	-
Mortgage payables	-	-	-	-	271,888	-	107,905
Total Liabilities	$10,209	$8,806	$16,737	$21,246	$374,831	$12,213	$123,319

MEMBERS' EQUITY
Members' capital	327,570	259,826	296,449	340,832	131,256	297,915	86,757
Accumulated deficit	(6,109)	(15,824)	(35,723)	(23,761)	(121,481)	(14,264)	(9,650)
Total members' equity (deficit)	321,462	244,002	260,726	317,072	9,775	283,651	77,107
Total liabilities and members' equity (deficit)	$331,670	$252,808	$277,463	$338,318	$384,606	$295,864	$200,427

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	321,462	244,002	260,726	317,072	9,775	283,651	77,107
Net adjustments to fair value	46,824	51,606	59,185	87,639	72,163	48,764	120,710
TOTAL NET ASSETS	$368,286	$295,608	$319,912	$404,710	$81,938	$332,415	$197,817
NET ASSET VALUE PER INTEREST	$9.58	$9.90	$9.55	$10.05	$4.83	$9.57	$17.49

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$5,437	$3,598	$13,875	$18,646	$6,949	$6,320	$12,172
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,509	233	31	239	5,708	3,456	47
Deposits	5,250	(2,277)	3,455	1,634	4,508	4,720	6,851
Property and equipment, net	199,104	506,142	184,399	217,284	357,101	288,763	544,493
Total assets	$212,301	$507,695	$201,760	$237,803	$374,266	$303,259	$563,564

LIABILITIES
Current liabilities:
Accrued expenses	$1,329	$2,613	$5,974	$2,593	$1,551	$1,356	$5,793
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,252	20,157	5,822	3,205	7,803	9,273	28,892
Tenant deposits	2,093	-	1,750	-	2,295	2,395	3,445
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	145,343	-	112,457	-	188,309	207,219	-
Total Liabilities	$154,017	$22,770	$126,004	$5,798	$199,959	$220,242	$38,130

MEMBERS' EQUITY
Members' capital	71,266	526,530	71,185	234,491	219,452	96,637	559,889
Accumulated deficit	(12,981)	(41,605)	4,570	(2,485)	(45,145)	(13,620)	(34,455)
Total members' equity (deficit)	58,284	484,925	75,755	232,005	174,308	83,017	525,434
Total liabilities and members' equity (deficit)	$212,301	$507,695	$201,760	$237,803	$374,266	$303,259	$563,564

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	58,284	484,925	75,755	232,005	174,308	83,017	525,434
Net adjustments to fair value	49,018	56,706	131,062	47,594	26,743	171,343	56,046
TOTAL NET ASSETS	$107,302	$541,631	$206,818	$279,600	$201,051	$254,360	$581,479
NET ASSET VALUE PER INTEREST	$10.97	$8.85	$19.35	$10.31	$7.80	$18.32	$8.93

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$8,505	$5,725	$13,290	$6,916	$4,926	$1,887	$7,905
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	32	6,516	-	0	208	711	275
Deposits	4,590	5,543	4,450	6,567	6,964	4,106	7,342
Property and equipment, net	178,098	353,497	288,945	508,488	294,151	268,837	426,104
Total assets	$191,225	$371,281	$306,685	$521,971	$306,249	$275,541	$441,627

LIABILITIES
Current liabilities:
Accrued expenses	$5,875	$1,448	$4,139	$3,926	$4,235	$3,740	$4,662
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,844	11,839	5,037	15,739	10,428	4,814	13,301
Tenant deposits	1,550	2,095	2,295	3,495	3,143	2,295	5,190
Note payable, related party	-	11,100	-	20,800	6,200	5,000	47,000
Mortgage payables	110,159	265,275	-	-	155,597	135,724	-
Total Liabilities	$123,428	$291,757	$11,471	$43,960	$179,602	$151,572	$70,153

MEMBERS' EQUITY
Members' capital	69,387	129,322	299,947	526,290	174,784	143,787	435,494
Accumulated deficit	(1,591)	(49,798)	(4,733)	(48,279)	(48,137)	(19,818)	(64,021)
Total members' equity (deficit)	67,797	79,524	295,214	478,011	126,647	123,969	371,474
Total liabilities and members' equity (deficit)	$191,225	$371,281	$306,685	$521,971	$306,249	$275,541	$441,627

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	67,797	79,524	295,214	478,011	126,647	123,969	371,474
Net adjustments to fair value	119,875	75,170	61,147	74,889	100,088	110,958	38,861
TOTAL NET ASSETS	$187,671	$154,694	$356,361	$552,900	$226,735	$234,927	$410,335
NET ASSET VALUE PER INTEREST	$17.25	$9.32	$9.97	$9.05	$10.73	$12.63	$8.22

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$19,843	$4,217	$16,284	$18,632	$4,883	$8,784	$7,311
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	491	3,983	215	347	2,799	103	2,562
Deposits	5,503	2,320	1,733	5,659	4,928	4,965	4,988
Property and equipment, net	399,571	290,240	292,643	366,220	195,601	467,924	239,566
Total assets	$425,409	$300,761	$310,875	$390,858	$208,211	$481,776	$254,427

LIABILITIES
Current liabilities:
Accrued expenses	$4,025	$1,578	$5,250	$4,790	$1,454	$3,910	$1,578
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,628	7,360	6,150	4,816	7,904	19,568	8,053
Tenant deposits	2,495	1,995	1,995	3,443	2,543	2,495	2,993
Note payable, related party	-	12,000	-	-	-	17,200	-
Mortgage payables	-	221,860	-	-	138,527	-	170,475
Total Liabilities	$22,149	$244,793	$13,395	$13,049	$150,427	$43,173	$183,098

MEMBERS' EQUITY
Members' capital	407,208	110,950	303,106	392,814	72,778	496,313	86,203
Accumulated deficit	(3,948)	(54,982)	(5,627)	(15,005)	(14,993)	(57,710)	(14,874)
Total members' equity (deficit)	403,260	55,968	297,480	377,809	57,784	438,603	71,329
Total liabilities and members' equity (deficit)	$425,409	$300,761	$310,875	$390,858	$208,211	$481,776	$254,427

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	403,260	55,968	297,480	377,809	57,784	438,603	71,329
Net adjustments to fair value	32,340	113,777	101,894	56,799	71,541	109,571	104,992
TOTAL NET ASSETS	$435,600	$169,745	$399,374	$434,608	$129,326	$548,174	$176,321
NET ASSET VALUE PER INTEREST	$8.87	$12.23	$10.88	$9.70	$12.44	$9.46	$13.89

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$15,384	$6,678	$3,449	$7,539	$6,443	$3,912	$12,243
Other receivables	-	-	-	-	-	1,377	-
Prepaid expenses	0	5,456	5,040	2,892	4,484	4,580	4,198
Deposits	5,054	4,528	7,952	5,454	4,431	7,010	4,795
Property and equipment, net	367,250	340,276	295,608	250,408	301,594	438,186	296,141
Total assets	$387,688	$356,938	$312,048	$266,294	$316,952	$455,065	$317,377

LIABILITIES
Current liabilities:
Accrued expenses	$2,044	$1,401	$1,830	$1,370	$1,449	$(560)	$1,347
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,518	6,948	8,788	5,429	6,257	8,895	6,499
Tenant deposits	2,845	2,095	3,443	2,768	1,995	3,045	2,495
Note payable, related party	-	9,400	5,700	5,100	15,200	23,400	-
Mortgage payables	-	256,629	209,214	187,055	218,343	329,653	209,912
Total Liabilities	$20,407	$276,473	$228,974	$201,722	$243,244	$364,432	$220,253

MEMBERS' EQUITY
Members' capital	377,832	121,438	103,682	91,928	111,101	166,082	100,515
Accumulated deficit	(10,551)	(40,973)	(20,607)	(27,356)	(37,393)	(75,450)	(3,391)
Total members' equity (deficit)	367,281	80,464	83,075	64,572	73,708	90,633	97,124
Total liabilities and members' equity (deficit)	$387,688	$356,938	$312,048	$266,294	$316,952	$455,065	$317,377

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	367,281	80,464	83,075	64,572	73,708	90,633	97,124
Net adjustments to fair value	103,235	82,198	101,646	59,782	62,710	91,480	55,597
TOTAL NET ASSETS	$470,516	$162,662	$184,720	$124,354	$136,418	$182,113	$152,721
NET ASSET VALUE PER INTEREST	$10.54	$10.42	$12.63	$10.30	$9.52	$9.21	$10.33

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$19,079	$1,326	$6,903	$2,908	$3,620	$6,009	$6,850
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	10	3,987	-	2,637	3,902	257	4,917
Deposits	5,720	3,858	3,662	3,631	3,298	4,050	4,220
Property and equipment, net	304,682	285,969	222,095	196,771	248,366	236,719	335,915
Total assets	$329,491	$295,139	$232,660	$205,946	$259,187	$247,035	$351,902

LIABILITIES
Current liabilities:
Accrued expenses	$3,373	$1,457	$2,665	$1,391	$1,333	$6,181	$1,800
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	28,948	14,968	4,413	6,910	10,902	5,130	10,455
Tenant deposits	2,745	2,195	1,945	1,495	2,195	2,295	2,345
Note payable, related party	11,000	5,700	20,300	11,900	-	17,200	8,600
Mortgage payables	-	208,987	-	138,176	187,091	122,450	177,018
Total Liabilities	$46,067	$233,307	$29,323	$159,872	$201,521	$153,257	$200,219

MEMBERS' EQUITY
Members' capital	294,060	95,869	229,123	84,280	91,121	137,945	202,990
Accumulated deficit	(10,636)	(34,037)	(25,786)	(38,206)	(33,455)	(44,167)	(51,307)
Total members' equity (deficit)	283,424	61,832	203,337	46,074	57,666	93,778	151,683
Total liabilities and members' equity (deficit)	$329,491	$295,139	$232,660	$205,946	$259,187	$247,035	$351,902

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	283,424	61,832	203,337	46,074	57,666	93,778	151,683
Net adjustments to fair value	92,903	173,439	91,911	72,316	66,980	69,203	75,498
TOTAL NET ASSETS	$376,327	$235,270	$295,248	$118,390	$124,646	$162,982	$227,181
NET ASSET VALUE PER INTEREST	$10.75	$17.70	$10.86	$11.45	$10.73	$9.69	$9.34

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$6,995	$8,726	$19,249	$14,048	$10,512	$886	$7,551
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,684	4,540	470	478	-	52	2,157
Deposits	5,623	3,993	1,879	4,468	4,180	2,526	2,017
Property and equipment, net	279,140	350,348	277,017	260,557	203,334	269,290	270,124
Total assets	$294,442	$367,607	$298,616	$279,551	$218,026	$272,755	$281,850

LIABILITIES
Current liabilities:
Accrued expenses	$1,776	$1,744	$2,370	$3,008	$6,151	$6,786	$2,521
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,575	8,375	5,552	4,566	5,609	1,120	5,334
Tenant deposits	2,295	2,869	2,095	2,768	2,350	-	2,349
Note payable, related party	16,600	-	-	-	6,900	8,500	9,400
Mortgage payables	210,031	267,044	-	-	127,116	-	192,660
Total Liabilities	$235,277	$280,033	$10,018	$10,341	$148,127	$16,406	$212,265

MEMBERS' EQUITY
Members' capital	95,477	118,727	286,953	274,801	71,014	284,017	94,855
Accumulated deficit	(36,312)	(31,154)	1,646	(5,591)	(1,114)	(27,667)	(25,270)
Total members' equity (deficit)	59,165	87,574	288,598	269,210	69,899	256,349	69,585
Total liabilities and members' equity (deficit)	$294,442	$367,607	$298,616	$279,551	$218,026	$272,755	$281,850

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	59,165	87,574	288,598	269,210	69,899	256,349	69,585
Net adjustments to fair value	69,882	93,574	60,630	51,062	173,464	43,819	103,409
TOTAL NET ASSETS	$129,047	$181,148	$349,228	$320,272	$243,363	$300,168	$172,994
NET ASSET VALUE PER INTEREST	$10.56	$11.20	$10.24	$9.87	$24.33	$9.00	$12.53

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$8,956	$4,356	$6,802	$3,543	$6,092	$6,943	$15,810
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	150	139	3,338	4,760	2,093	178	219
Deposits	2,936	4,026	3,328	5,919	6,785	11,527	3,259
Property and equipment, net	193,203	230,161	187,662	279,926	239,679	299,652	208,699
Total assets	$205,245	$238,682	$201,131	$294,148	$254,649	$318,301	$227,987

LIABILITIES
Current liabilities:
Accrued expenses	$5,268	$3,755	$1,621	$1,570	$1,665	$12,206	$2,081
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,520	6,998	4,320	5,993	4,620	11,385	4,392
Tenant deposits	1,550	1,695	1,395	3,590	2,843	2,595	1,845
Note payable, related party	8,200	-	16,000	6,000	24,500	6,700	-
Mortgage payables	122,073	-	132,823	199,096	163,664	155,597	-
Total Liabilities	$142,612	$12,448	$156,159	$216,248	$197,291	$188,483	$8,318

MEMBERS' EQUITY
Members' capital	74,442	235,793	72,781	119,087	88,234	172,560	213,715
Accumulated deficit	(11,808)	(9,559)	(27,809)	(41,187)	(30,877)	(42,742)	5,954
Total members' equity (deficit)	62,633	226,234	44,972	77,900	57,358	129,818	219,669
Total liabilities and members' equity (deficit)	$205,245	$238,682	$201,131	$294,148	$254,649	$318,301	$227,987

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	62,633	226,234	44,972	77,900	57,358	129,818	219,669
Net adjustments to fair value	111,460	54,188	37,735	95,668	110,126	74,920	58,699
TOTAL NET ASSETS	$174,093	$280,422	$82,707	$173,568	$167,484	$204,738	$278,368
NET ASSET VALUE PER INTEREST	$15.57	$9.79	$8.74	$11.82	$14.36	$9.69	$10.56

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$13,769	$1,356	$2,838	$14,268	$5,914	$16,335	$10,042
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	2,661	4,117	470	3,407	454	110
Deposits	4,982	935	2,506	3,365	5,135	(1,416)	8,890
Property and equipment, net	320,385	215,983	297,047	274,955	293,053	288,430	315,080
Total assets	$339,137	$220,936	$306,508	$293,058	$307,509	$303,804	$334,123

LIABILITIES
Current liabilities:
Accrued expenses	$4,906	$1,403	$1,560	$2,360	$1,534	$7,542	$3,897
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	17,995	4,828	10,790	4,664	6,368	7,948	6,049
Tenant deposits	2,195	-	1,745	2,245	2,195	2,295	-
Note payable, related party	-	11,100	26,100	-	24,300	-	-
Mortgage payables	-	112,221	220,443	-	219,741	180,923	-
Total Liabilities	$25,096	$129,552	$260,638	$9,269	$254,138	$198,709	$9,945

MEMBERS' EQUITY
Members' capital	325,259	135,743	110,983	288,874	104,022	113,542	325,533
Accumulated deficit	(11,219)	(44,359)	(65,113)	(5,084)	(50,651)	(8,447)	(1,356)
Total members' equity (deficit)	314,041	91,384	45,870	283,789	53,371	105,095	324,177
Total liabilities and members' equity (deficit)	$339,137	$220,936	$306,508	$293,058	$307,509	$303,804	$334,123

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	314,041	91,384	45,870	283,789	53,371	105,095	324,177
Net adjustments to fair value	62,839	57,856	75,655	61,396	70,943	171,014	112,282
TOTAL NET ASSETS	$376,879	$149,240	$121,525	$345,185	$124,314	$276,109	$436,459
NET ASSET VALUE PER INTEREST	$9.54	$9.37	$8.70	$10.18	$8.89	$16.78	$11.22

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$3,912	$3,514	$10,037	$3,691	$3,811	$9,222	$8,597
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	3,831	3,257	81	3,900	2,552	-	2,443
Deposits	2,913	5,254	3,929	9,220	3,723	5,580	3,500
Property and equipment, net	241,297	236,229	279,002	308,255	190,999	380,799	211,447
Total assets	$251,952	$248,254	$293,049	$325,065	$201,085	$395,601	$225,987

LIABILITIES
Current liabilities:
Accrued expenses	$1,504	$1,641	$7,491	$1,943	$1,316	$4,519	$1,327
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,246	5,106	11,560	9,919	7,075	8,352	5,671
Tenant deposits	1,895	2,843	1,895	2,195	2,168	2,395	1,595
Note payable, related party	25,800	7,400	29,000	94,200	-	-	-
Mortgage payables	176,637	179,968	-	221,833	134,943	-	155,265
Total Liabilities	$213,083	$196,957	$49,946	$330,091	$145,502	$15,266	$163,859

MEMBERS' EQUITY
Members' capital	92,643	83,776	292,100	112,377	80,303	396,251	64,842
Accumulated deficit	(53,774)	(32,478)	(48,997)	(117,402)	(24,721)	(15,916)	(2,714)
Total members' equity (deficit)	38,869	51,298	243,103	(5,025)	55,582	380,335	62,128
Total liabilities and members' equity (deficit)	$251,952	$248,254	$293,049	$325,065	$201,085	$395,601	$225,987

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	38,869	51,298	243,103	(5,025)	55,582	380,335	62,128
Net adjustments to fair value	51,073	68,483	103,949	74,083	72,976	57,294	111,798
TOTAL NET ASSETS	$89,942	$119,780	$347,052	$69,058	$128,558	$437,628	$173,927
NET ASSET VALUE PER INTEREST	$7.46	$10.32	$10.12	$4.95	$12.60	$9.30	$15.76

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$4,206	$7,118	$7,921	$4,469	$9,778	$6,106	$6,045
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,003	3,862	2,729	222	61	426	4,258
Deposits	5,195	2,837	3,993	3,510	4,610	3,303	5,677
Property and equipment, net	254,154	306,857	204,114	272,256	358,987	257,833	315,130
Total assets	$264,557	$320,673	$218,758	$280,458	$373,436	$267,668	$331,110

LIABILITIES
Current liabilities:
Accrued expenses	$1,475	$1,758	$1,321	$4,451	$7,256	$3,308	$2,407
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,658	7,576	6,081	9,694	8,196	3,577	12,598
Tenant deposits	3,440	3,119	1,945	1,545	2,445	1,895	2,595
Note payable, related party	20,800	16,600	-	-	-	-	41,500
Mortgage payables	133,122	196,519	107,353	-	-	-	224,870
Total Liabilities	$168,495	$225,572	$116,700	$15,690	$17,897	$8,780	$283,969

MEMBERS' EQUITY
Members' capital	144,879	140,645	113,611	278,945	363,895	272,880	114,006
Accumulated deficit	(48,817)	(45,544)	(11,554)	(14,177)	(8,357)	(13,992)	(66,864)
Total members' equity (deficit)	96,062	95,102	102,057	264,769	355,538	258,888	47,141
Total liabilities and members' equity (deficit)	$264,557	$320,673	$218,758	$280,458	$373,436	$267,668	$331,110

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	96,062	95,102	102,057	264,769	355,538	258,888	47,141
Net adjustments to fair value	65,395	96,107	70,327	72,208	104,731	64,560	131,887
TOTAL NET ASSETS	$161,457	$191,209	$172,384	$336,977	$460,269	$323,448	$179,028
NET ASSET VALUE PER INTEREST	$9.09	$10.56	$11.75	$10.07	$10.39	$10.25	$11.56

	Winston	Wisteria
ASSETS
Current assets:
Cash	$11,749	$7,546
Other receivables	-	-
Prepaid expenses	213	3,260
Deposits	5,147	5,399
Property and equipment, net	306,564	279,188
Total assets	$323,674	$295,394

LIABILITIES
Current liabilities:
Accrued expenses	$3,133	$1,445
Accounts payable	-	-
Due to (from) related parties	6,259	5,108
Tenant deposits	1,795	3,143
Note payable, related party	-	9,300
Mortgage payables	-	205,414
Total Liabilities	$11,188	$224,410

MEMBERS' EQUITY
Members' capital	320,266	96,606
Accumulated deficit	(7,779)	(25,622)
Total members' equity (deficit)	312,486	70,984
Total liabilities and members' equity (deficit)	$323,674	$295,394

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	312,486	70,984
Net adjustments to fair value	51,135	71,377
TOTAL NET ASSETS	$363,621	$142,361
NET ASSET VALUE PER INTEREST	$9.57	$11.15

[1] Estimated Balance Sheet as of May 31, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.